EXHIBIT 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 15, 2017 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2017 as follows:

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Amounts in thousands, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2017	2017	2016	2017	2017
	CNY	CNY	US$	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Restated)			(Restated)
CONTINUING OPERATIONS

Administrative expenses	(2,075)	(3,124)	(461)	(3,826)	(5,741)	(847)
Other operating expense	(305)	—	—	(1,059)	—	—
OPERATING LOSS FROM CONTINUING OPERATIONS	(2,380)	(3,124)	(461)	(4,885)	(5,741)	(847)

Finance costs	(7)	(44)	(6)	(23)	(107)	(16)
Interest income	23	9	1	27	19	3
Non-operating expenses, net	(39)	(70)	(10)	(43)	(391)	(58)
LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	(2,403)	(3,229)	(476)	(4,924)	(6,220)	(918)
Income tax expense	—	—	—	—	—	—
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	(2,403)	(3,229)	(476)	(4,924)	(6,220)	(918)

DISCONTINUED OPERATION

(Loss)/profit for the period from a discontinued operation	(4,103)	—	—	(6,078)	10,978	1,619
(LOSS)/PROFIT FOR THE PERIOD	(6,506)	(3,229)	(476)	(11,002)	4,758	701

Other comprehensive loss:
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	(238)	(571)	(84)	(3,287)	(745)	(110)
TOTAL OTHER COMPREHENSIVE LOSS	(238)	(571)	(84)	(3,287)	(745)	(110)
TOTAL COMPREHENSIVE (LOSS)/ INCOME FOR THE PERIOD, NET OF TAX	(6,744)	(3,800)	(560)	(14,289)	4,013	591
BASIC AND DILUTED (LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (PRESENTED IN CNY PER SHARE):
For (loss)/profit for the period	(0.26)	(0.13)	(0.02)	(0.44)	0.19	0.03
For loss from continuing operations	(0.10)	(0.13)	(0.02)	(0.20)	(0.25)	(0.04)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2016	2017	2017
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	54,523	47,817	7,053
Rehabilitation fund	3,972	—	—
Prepayments	56	71	10

TOTAL NON-CURRENT ASSETS	58,551	47,888	7,063

CURRENT ASSETS
Inventories	10,557	4,498	663
Prepayments	330	250	37
Other receivables	6,127	6,567	969
Cash and cash equivalents	19,228	14,860	2,192

TOTAL CURRENT ASSETS	36,242	26,175	3,861

TOTAL ASSETS	94,793	74,063	10,924

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	2,736	1,147	169
Other payables and accrued liabilities	17,361	3,186	469
Taxes payable	22,627	17,610	2,597
Due to related companies	21,007	22,444	3,311
Due to the Shareholder	12,565	12,082	1,782

TOTAL CURRENT LIABILITIES	76,296	56,469	8,328

NON-CURRENT LIABILITIES
Asset retirement obligations	5,302	386	57

TOTAL NON-CURRENT LIABILITIES	5,302	386	57

TOTAL LIABILITIES	81,598	56,855	8,385

EQUITY
Issued capital	312,081	312,081	46,034
Reserves	(298,886)	(294,873)	(43,495)

TOTAL EQUITY	13,195	17,208	2,539

TOTAL LIABILITIES AND EQUITY	94,793	74,063	10,924

For the convenience of the reader, amounts in Renminbi, the Chinese currency ("CNY"), have been translated into United States dollars ("US$") at the applicable rate of US$1.00 = CNY6.7794 as quoted by UKForex as of June 30, 2017, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of profit or loss and other comprehensive income for the three and six months ended June 30, 2017 (unaudited) and the condensed consolidated statements of financial position as of June 30, 2017 (unaudited) are derived from, and should be read in conjunction with, the Company's unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017 and 2016, as furnished to the Securities and Exchange Commission on December 15, 2017 under cover of Form 6-K. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2017.

Mr. Edward Wong, the Company's Chairman and CEO, commented on the 2017 interim results: "In March 2017, we sold our non-ferrous mining operation to an unrelated third party after concluding that then prevailing market prices for non-ferrous metals coupled with the corresponding costs of extraction did not warrant continued production. In November 2017, we acquired a mining company which holds an exploration permit to a mine located in Bayannaoer City, Inner Mongolia which is believed to contain minable amounts of lead and silver resources, with the prospect that further surveying and exploration may indicate the presence of other minable ore such as copper. We will continue to explore new business opportunities to contribute to revenues and enhance shareholder values."

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China and Bolivia, is currently engaged in (i) the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metals, and  (ii) trial production at our copper smelting plant in Bolivia in preparation for commercial production of copper cathodes.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties related to the governmental, economic and political environment in the People’s Republic of China and Bolivia; uncertainties associated with metal price volatility; uncertainties related to our ability to fund operations; uncertainties associated with the Company’s reliance on third-party contractors; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors." While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.